Exhibit 99.2

PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$314.9	$448.5
Accounts receivable		220.4	192.3
Fair value of risk management contracts	12	0.3	—
		535.6	640.8
Fair value of risk management contracts	12	37.1	23.1
Other assets		61.7	59.7
Property, plant and equipment	3	4,972.9	4,817.6
Exploration and evaluation assets	4	422.7	419.3
Goodwill		672.7	672.7
TOTAL ASSETS		$6,702.7	$6,633.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$405.9	$353.2
Dividends payable		21.0	20.9
Fair value of risk management contracts	12	145.2	70.3
Current portion of convertible debentures		98.5	98.7
Current portion of provisions	6	17.1	17.1
		687.7	560.2
Fair value of risk management contracts	12	52.5	22.2
Convertible debentures		137.3	137.3
Long term debt	5	1,467.9	1,412.7
Provisions	6	645.2	594.4
Deferred income taxes	7	184.3	218.1
		3,174.9	2,944.9
Shareholders' Equity
Shareholders' capital	8	4,721.0	4,693.1
Contributed surplus		18.6	28.0
Deficit		(1,211.8)	(1,032.8)
		3,527.8	3,688.3
Commitments	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,702.7	$6,633.2
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	1

PENGROWTH ENERGY CORPORATION
STATEMENTS OF LOSS
(Stated in millions of dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
REVENUES
Oil and gas sales		$429.2	$393.5
Royalties, net of incentives		(73.7)	(67.0)
		355.5	326.5
Realized loss on commodity risk management	12	(42.3)	(2.6)
Unrealized loss on commodity risk management	12	(112.2)	(61.8)
		201.0	262.1
EXPENSES
Operating		104.0	117.9
Transportation		8.4	5.9
General and administrative		26.6	27.5
Depletion, depreciation and amortization	3	130.1	154.4
		269.1	305.7
OPERATING LOSS		(68.1)	(43.6)

Other (income) expense items
(Gain) loss on disposition of properties		6.6	(14.9)
Unrealized foreign exchange loss	13	35.6	20.4
Realized foreign exchange (gain) loss	13	0.1	(0.1)
Interest and financing charges		20.6	25.4
Accretion	6	5.0	5.4
Other expense		14.0	2.2
LOSS BEFORE TAXES		(150.0)	(82.0)
Deferred income tax reduction	7	(33.8)	(16.9)
NET LOSS AND COMPREHENSIVE LOSS		$(116.2)	$(65.1)
NET LOSS PER SHARE	11
Basic		$(0.22)	$(0.13)
Diluted		$(0.22)	$(0.13)
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	2

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of dollars)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(116.2)	$(65.1)
Depletion, depreciation, amortization and accretion		135.1	159.8
Deferred income tax reduction	7	(33.8)	(16.9)
Unrealized foreign exchange loss	13	35.6	20.4
Unrealized loss on commodity risk management	12	112.2	61.8
Share based compensation		3.5	3.6
(Gain) loss on disposition of properties		6.6	(14.9)
Other items		(3.5)	(1.2)
Funds flow from operations		139.5	147.5
Interest and financing charges		20.6	25.4
Expenditures on remediation	6	(6.7)	(10.5)
Change in non-cash operating working capital	10	29.7	(21.2)
		183.1	141.2
FINANCING
Dividends paid		(62.7)	(61.5)
Long term debt (repayment) and related derivative settlement		—	(160.0)
Interest paid		(29.7)	(24.9)
Proceeds from equity issues, including DRIP		14.7	11.0
		(77.7)	(235.4)
INVESTING
Capital expenditures		(233.7)	(166.0)
Property acquisitions		(2.0)	(0.5)
Proceeds on property dispositions		(0.6)	316.2
Other items		(2.0)	(1.9)
Change in non-cash investing working capital	10	(0.7)	38.4
		(239.0)	186.2
CHANGE IN CASH AND CASH EQUIVALENTS		(133.6)	92.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		448.5	2.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$314.9	$94.7
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	3

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of dollars)
(Unaudited)

		Three months ended March 31
	Note	2014	2013
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,693.1	$4,634.8
Share based compensation		14.8	10.3
Issued under DRIP		13.1	11.0
Balance, end of period		4,721.0	4,656.1

CONTRIBUTED SURPLUS
Balance, beginning of period		28.0	22.9
Share based compensation		3.8	3.9
Exercise of share based compensation awards		(13.2)	(10.3)
Balance, end of period		18.6	16.5

DEFICIT
Balance, beginning of period		(1,032.8)	(467.4)
Net loss		(116.2)	(65.1)
Dividends declared		(62.8)	(61.6)
Balance, end of period		(1,211.8)	(594.1)

TOTAL SHAREHOLDERS' EQUITY		$3,527.8	$4,078.5
See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2014 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2014 (Unaudited)
(Tabular amounts are stated in millions of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
The Financial Statements for the three months ended March 31, 2014 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2013 annual Financial Statements. All accounting policies and methods of computation followed in the preparation of these Financial Statements are consistent with the December 31, 2013 annual Financial Statements, except as noted in Note 2 to these Financial Statements.
The Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2013.
The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 12, 2014.

2.	ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this standard had no impact on the amounts recorded in the Financial Statements.

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 4)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	236.4	0.8	237.2
Property acquisitions	2.0	—	2.0
Change in asset retirement obligations	52.6	—	52.6
Divestitures	(8.0)	—	(8.0)
Balance, March 31, 2014	$6,870.7	$79.6	$6,950.3

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	128.2	1.9	130.1
Divestitures	(1.6)	—	(1.6)
Balance, March 31, 2014	$1,912.0	$65.4	$1,977.4

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2014	$4,958.7	$14.2	$4,972.9
As at December 31, 2013	$4,802.3	$15.3	$4,817.6
During the three months ended March 31, 2014, $4.0 million (March 31, 2013 – $4.1 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the three months ended March 31, 2014 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $535.2 million (March 31, 2013 – $116.7 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2014, $5.3 million (March 31, 2013 – $0.2 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (March 31, 2013 – 5.6 percent).

4.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2012	$563.6
Transfer to PP&E	(144.3)
Balance, December 31, 2013	$419.3
Additions	3.4
Balance, March 31, 2014	$422.7

PENGROWTH First Quarter 2014 Financial Results	5

5.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	March 31, 2014	December 31, 2013
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$79.0	$75.9
400 million at 6.35 percent due July 2017	441.4	424.6
265 million at 6.98 percent due August 2018	292.3	281.1
35 million at 3.49 percent due October 2019	38.5	37.1
115.5 million at 5.98 percent due May 2020	127.3	122.4
105 million at 4.07 percent due October 2022	115.5	111.1
195 million at 4.17 percent due October 2024	214.5	206.3
	$1,308.5	$1,258.5
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	92.0	88.0
U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October 2019	27.5	26.3
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15.0	15.0
Canadian dollar 25 million senior unsecured notes at 4.74 percent due October 2022	24.9	24.9
Total long term debt	$1,467.9	$1,412.7
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently July 26, 2017.
This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2014, the available facility was undrawn (December 31, 2013 – $nil) and letters of credit in the amount of $35.8 million (December 31, 2013 – $35.8 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2014, this facility was undrawn (December 31, 2013 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2013 – $0.8 million). When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2014. On January 24, 2014, certain of the credit facility covenants were amended until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh.

PENGROWTH First Quarter 2014 Financial Results	6

6.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2012	$868.9	$6.7	$875.6
Incurred during the period	4.2	—	4.2
Property acquisitions	3.1	—	3.1
Property dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (1)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	1.8	0.8	2.6
Property acquisitions	1.3	—	1.3
Property dispositions	(0.4)	—	(0.4)
Revisions due to discount rate changes (2)	49.5	—	49.5
Provisions settled	(6.7)	—	(6.7)
Accretion (amortization)	5.0	(0.5)	4.5
Balance, March 31, 2014	$656.7	$5.6	$662.3

(1)	Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 3.25 percent to 3.0 percent. The offset is recorded in PP&E.

As at March 31, 2014
Current	$15.0	$2.1	$17.1
Long term	641.7	3.5	645.2
	$656.7	$5.6	$662.3

As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2014	December 31, 2013
Total escalated future costs	2,125.4	2,122.5
Discount rate, per annum	3.0%	3.25%
Inflation rate, per annum	1.5%	1.5%

PENGROWTH First Quarter 2014 Financial Results	7

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2014	March 31, 2013
Loss before taxes	$(150.0)	$(82.0)
Combined federal and provincial tax rate	25.30%	25.32%
Expected income tax reduction	$(38.0)	$(20.8)
Foreign exchange loss (1)	3.0	2.7
Other including share based compensation	1.2	1.2
Deferred income tax reduction	$(33.8)	$(16.9)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	522,031	$4,693.1	511,804	$4,634.8
Share based compensation (cash exercised)	257	1.6	336	2.1
Share based compensation (non-cash exercised)	1,985	13.2	1,260	11.3
Issued for cash under Dividend Reinvestment Plan ("DRIP")	1,880	13.1	8,631	44.9
Balance, end of period	526,153	$4,721.0	522,031	$4,693.1

9.	SHARE BASED COMPENSATION PLANS
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at March 31, 2014, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.2 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Three months ended
	March 31, 2014	March 31, 2013
Share based compensation	$4.6	$3.9
Amounts capitalized in the period	(0.3)	(0.3)
Share based compensation expense included in net loss	$4.3	$3.6

PENGROWTH First Quarter 2014 Financial Results	8

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,840	2,243	—
Forfeited	(39)	(53)	—
Exercised	(276)	(1,706)	—
Performance adjustment	83	—	—
Deemed DRIP	66	74	5
Outstanding, March 31, 2014	5,708	4,971	289

PREVIOUS LONG TERM INCENTIVE PLANS
As at March 31, 2014, the number of share units outstanding under the Deferred Entitlement Share Units Plan was 277,782 share units (December 31, 2013 - 275,409 share units) and the number of share unit options outstanding under the Common Share Rights Incentive Plan was 231,811 share unit options (December 31, 2013 - 496,918 share unit options).
CASH SETTLED DEFERRED SHARE UNITS ("DSUs")
Commencing in 2014, the Board of Directors now receive cash-settled DSUs in place of the previous share-settled DSUs. Each cash-settled DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the cash-settled DSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled DSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at March 31, 2014, the number of cash-settled DSUs outstanding are 120,056 units (December 31, 2013 - nil) with a corresponding long term liability of $0.8 million (December 31, 2013 - $nil).

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended
Cash provided by (used for):	March 31, 2014	March 31, 2013
Accounts receivable	$(28.2)	$(6.7)
Accounts payable	57.9	(14.5)
	$29.7	$(21.2)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash provided by (used for):	March 31, 2014	March 31, 2013
Accounts payable, including capital accruals	$(0.7)	$38.4

PENGROWTH First Quarter 2014 Financial Results	9

11.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended
(000's)	March 31, 2014	March 31, 2013
Weighted average number of shares – basic and diluted	523,400	513,359
For the three months ended March 31, 2014, 5.7 million shares (March 31, 2013 - 2.8 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three months ended March 31, 2014, 23.0 million shares (March 31, 2013 - 23.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at March 31, 2014, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Settlement currency
Financial:
WTI	23,000	Apr 1, 2014 - Dec 31, 2014	$94.51	Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77	Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76	Cdn
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60	Cdn
WTI	14,000	Jan 1, 2016 - Mar 31, 2016	$94.92	Cdn
WTI	10,000	Apr 1, 2016 - Jun 30, 2016	$94.36	Cdn
WTI	3,000	Jul 1, 2016 - Sep 30, 2016	$93.55	Cdn
WTI	2,500	Oct 1, 2016 - Dec 31, 2016	$93.25	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Settlement currency
Financial:
AECO	113,738	Apr 1, 2014 - Dec 31, 2014	$3.79	Cdn
NGI Chicago Index	5,000	Apr 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	75,825	Jan 1, 2015 - Dec 31, 2015	$3.79	Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85	Cdn
NGI Chicago Index	7,500	Jan 1, 2015 - Dec 31, 2015	$4.50	Cdn
AECO	33,174	Jan 1, 2016 - Mar 31, 2016	$3.97	Cdn
AECO	18,956	Apr 1, 2016 - Jun 30, 2016	$3.79	Cdn
AECO	18,956	Jul 1, 2016 - Sep 30, 2016	$3.79	Cdn
AECO	26,065	Oct 1, 2016 - Dec 31, 2016	$3.80	Cdn

PENGROWTH First Quarter 2014 Financial Results	10

Commodity Price Sensitivity
Each Cdn$1/bbl change in future oil prices would result in approximately Cdn$18.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$15.4 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$17.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$18.5 million).
As at close March 31, 2014, the AECO gas spot price was $4.71/MMBtu (March 31, 2013 – $3.56/MMBtu), the WTI prompt monthly price was Cdn$112.30/bbl (March 31, 2013 – Cdn$98.79/bbl).

POWER PRICE CONTRACTS
As at March 31, 2014, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	55	Apr 1, 2014 - Dec 31, 2014	$55.63	Cdn
AESO	35	Jan 1, 2015 - Dec 31, 2015	$49.50	Cdn
As at close March 31, 2014, the Alberta power pool spot price was $34.79/MWh (March 31, 2013 – $31.60/MWh). The average Alberta power pool price was $60.60/MWh for the three months ended March 31, 2014 (March 31, 2013 – $65.30/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.7 million pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at March 31, 2014 (March 31, 2013 – Cdn$0.2 million).
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

PENGROWTH First Quarter 2014 Financial Results	11

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Loss	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$12.4	$0.7
Unrealized foreign exchange risk management gain or loss	5.2	0.8
Net pre-tax impact on Statements of Loss	$7.2	$(0.1)

Interest Rate Sensitivity
Bank Interest Cost
As at March 31, 2014 and 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk.

PENGROWTH First Quarter 2014 Financial Results	12

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Statements of Loss.

As at and for the period ended March 31, 2014	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$0.3	$—	$0.3
Non-current portion of risk management assets	—	0.3	36.8	37.1
Current portion of risk management liabilities	(144.6)	—	(0.6)	(145.2)
Non-current portion of risk management liabilities	(47.6)	—	(4.9)	(52.5)
Risk management assets (liabilities), end of period	$(192.2)	$0.6	$31.3	$(160.3)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(112.2)	$2.0	$19.3	$(90.9)
Realized gain (loss) on risk management contracts for the period	(42.3)	0.6	(0.5)	(42.2)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(154.5)	$2.6	$18.8	$(133.1)

As at and for the period ended March 31, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$0.4	$0.4	$1.9	$2.7
Non-current portion of risk management assets	1.3	0.1	6.5	7.9
Current portion of risk management liabilities	(53.3)	(0.5)	(1.6)	(55.4)
Non-current portion of risk management liabilities	(3.2)	—	(23.7)	(26.9)
Risk management assets (liabilities), end of period	$(54.8)	$—	$(16.9)	$(71.7)
Less: Risk management assets (liabilities) at beginning of period	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the period	$(61.8)	$0.8	$0.9	$(60.1)
Realized gain (loss) on risk management contracts for the period	(2.6)	0.1	0.2	(2.3)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(64.4)	$0.9	$1.1	$(62.4)

(1)	Unrealized and realized gains and losses are presented as separate line items in revenue.

(2)	Unrealized gains and losses are included in other expense and interest expense, respectively. Realized gains and losses are included in operating expenses and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate line items in other income and expense.

PENGROWTH First Quarter 2014 Financial Results	13

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$56.7	$56.7	$56.7	$—	$—
Fair value of risk management contracts	37.4	37.4	—	37.4	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	235.8	243.0	243.0	—	—
U.S. dollar denominated senior unsecured notes	1,308.5	1,389.7	—	1,389.7	—
Cdn dollar senior unsecured notes	39.9	40.4	—	40.4	—
U.K. pound sterling denominated unsecured notes	119.5	124.1	—	124.1	—
Fair value of risk management contracts	197.7	197.7	—	197.7	—

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

PENGROWTH First Quarter 2014 Financial Results	14

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2014	March 31, 2013
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.90	$0.98
Unrealized foreign exchange loss on U.S. dollar denominated debt	$49.6	$26.1
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	5.3	(4.8)
Total unrealized foreign exchange loss from translation of foreign denominated debt	$54.9	$21.3
Unrealized gain on U.S. foreign exchange risk management contracts	$(13.7)	$(6.3)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(5.6)	5.4
Total unrealized gain on foreign exchange risk management contracts	$(19.3)	$(0.9)
Total unrealized foreign exchange loss	$35.6	$20.4
Total realized foreign exchange (gain) loss	$0.1	$(0.1)

14.	COMMITMENTS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.

PENGROWTH First Quarter 2014 Financial Results	15